Sub-Item 77E:  Legal Proceedings

On October 6, 2004, RS Investments entered into settlement agreements with the Securities and Exchange Commission and the Office of the New York State Attorney General. The settlement agreements relate to certain investors' frequent trading of shares of RS Emerging Growth Fund during 2000 through 2003.

Since the announcement of those settlements, three related civil lawsuits have been commenced (Richard Rozgay v. RS Investment Trust et al. (N.D. Cal., Docket No. C04-4827) (November 12,
2004), James Blevins v. RS Investment Trust et al. (N.D. Cal., Docket No. C04-4826) (November 12, 2004), and Parthasarathy v. RS Investment Trust et al. (D. Md., Docket No. 1:04-cv-03798-
JFM) (November 30, 2004)) against RS Investments, the Trust, each of the Funds, and certain current or former trustees, sub-advisers, employees and officers of the Trust or RS Investments. The three lawsuits have been consolidated into one proceeding in the United States District Court for the District of Maryland, which includes all of the same defendants, other than the individual Funds, and certain additional defendants. The consolidated action purports to be brought on behalf of a specified class of investors in the Funds and does not quantify any relief requested. A motion to dismiss the consolidated action is currently pending before the district court. RS Investments does not believe that the pending consolidated action will materially affect its ability to continue to provide to the Funds the services it has agreed to provide. It is not possible at this time to predict whether the litigation will have any material adverse effect on any of the Funds.

On October 1, 2004, a derivative action (Robert Emma, Custodian, IRA, DTD 7/10/97 vs. RS Investment Management, L.P. et al. (D. Mass., Docket No. C04 4827)) was commenced against RS Investments, PFPC Distributors, each of the current Trustees and one former Trustee (and RS Emerging Growth Fund as a nominal defendant) seeking injunctive relief and damages under federal and state law in connection with RS Emerging Growth Fund's payments under the Plan during periods when the Fund's shares were sold only to certain classes of investors. Thereafter, the defendants moved to dismiss the action. The plaintiff has since voluntarily dismissed the case.